Exhibit 99.2

Quarterly Commentary

Quarter Ended March 31, 2015

April 30, 2015

First Quarter 2015 Performance Summary

The results of Intelsat S.A. (“Intelsat” or the “company”) in the quarter reflect continued progress on our financial and operating priorities.

Our first quarter performance was in line with our expectations, with revenue of $602 million, a 4 percent decline as compared to the first quarter of 2014. Net income attributable to Intelsat S.A. was $55 million, or $0.47 per diluted common share, in the first quarter. Adjusted net income per diluted common share[1] was $0.69 for the same period.

Adjusted EBITDA[1] for the period was $470 million, or 78 percent of revenue, as compared to $506 million, or 80 percent of revenue, in the first quarter of 2014. Our performance on this metric reflects reduced revenue and modestly increased expenses reflecting a return to more normalized bad debt experience, as compared to a credit in the like quarter of 2014, as well as an increase in foreign exchange expense primarily related to our revenues in Brazil. The solid Adjusted EBITDA performance, and lower cash interest payments given the timing of our debt service, contributed to strong free cash flow from operations[1] of over $199 million.

Launching and placing into service new inventory is essential to our return to top line growth. Our capital investment program is on track, with no change to our launch schedule since our last commentary. As we add new capacity to our fleet, we will be in position to generate organic growth.

Progress in growing applications was more than offset by the trends affecting our business that were detailed in our February 2015 Quarterly Commentary, such as limited inventory suited to growth opportunities, geopolitical conditions and the strengthening of the U.S. dollar. We have not experienced any meaningful changes to the trends since that time.

Contracted backlog at March 31, 2015 was $9.7 billion, compared to $10.0 billion at December 31, 2014. At 4.0 times trailing twelve months revenue, our backlog continues to provide our business with predictability and visibility into future cash flow.

Intelsat S.A.

Quarterly Commentary

1Q 2015

2015 Operational Priorities

Our operational focus in 2015 continues to be on the five areas outlined in our February 2015 Quarterly Commentary. Progress specific to our 2015 priorities to date is noted below:

•	Maintain our design and manufacturing schedule for the next generation Intelsat EpicNG® fleet, and other satellites in our plan, to ensure availability of new inventory to drive revenue growth;

•	There have been no changes to our launch program. Manufacturing milestones and launch calendars remain within our expectations. We expect to launch three satellites over the next 12 months that will enter service over the course of 2016.

•	Drive innovation to create next generation solutions, including collaborating with ground technology manufacturers and other partners to ensure optimized performance, economics and ease of access for Intelsat EpicNG, for applications including broadband infrastructure, mobility, government and enterprise solutions;

•	We believe that innovation in terms of ground systems, such as antennas, will allow us to accelerate access to larger growth opportunities. Building upon our recent investments in innovative antenna technology and platforms, we announced that we will co-design and produce an ultra-thin, active phased array, Ku-band satellite antenna solution with Phasor Inc., a leading developer of high throughput, modular, electronically steerable antennas (ESAs). Intelsat’s investment is intended to produce a cost-effective, fuselage-mount, Ku-band antenna suitable for installation on civil and government small-jets, which represents an underserved segment of the fast-growing aviation broadband market.

•	Develop application specific capacity and new service offerings that support the growth objectives of our customers across our business in the media, network services and government sectors, including mobility applications, and invest in our video neighborhood orbital locations to support long-term growth goals;

•	Our media customers operate in an environment that requires delivering video content in multiple formats, with changing business models. In April, we introduced IntelsatOne® Prism, an IP content distribution platform and managed service that is fully integrated with Intelsat’s powerful global satellite fleet and IntelsatOne terrestrial network. The fully automated, converged IP-based platform allows media customers to conduct multiple content transmissions, such as linear video, file transfer, VoIP, Internet access and data exchange, on a single platform, increasing their flexibility and operational efficiency.

•	Maintain our leadership in government services, focusing on procurements that require end-to-end network responsibilities and complex network support, improving our value proposition to government customers seeking affordable solutions from trusted commercial providers;

•

Intelsat continues to position for what we perceive as long-term growth opportunities serving the U.S. military with commercial capacity and services. The United States Strategic Command’s (“U.S. Stratcom”) Joint Space Operations Center (“JSpOC”) recently confirmed that approximately 80 percent of the government’s satellite communications were conducted using commercial systems in recent years, and announced plans to create a Commercial Integration Cell (“CIC”) to function within the JSpOC by June 1, 2015, to enhance

Intelsat S.A.

Quarterly Commentary

1Q 2015

coordination and cooperation between the Department of Defense (“DoD”) and commercial satellite operators. The CIC will help coordinate operational issues between the parties and develop a process for the two-way exchange of critical operational data. Six companies will comprise the prototype commercial cell, of which our subsidiary, Intelsat General Corporation (“IGC”), is a member.

•	Optimize use of our spectrum rights and global presence to maximize market access and continuity, particularly in attractive regions, while maintaining investment discipline.

As we execute on these initiatives, we will be building the inventory and service capabilities that will allow us to capture future growth. In addition to our existing sectors, we see emerging opportunities that we believe represent larger and more sustainable addressable markets for our services.

1Q 2015 Business Highlights and Customer Set Performance

All 2015 comparisons are to the same period in 2014 unless specifically noted otherwise.

Network Services

Network services generated revenue of $277 million in the first quarter of 2015, a $14 million, or 5 percent, decrease from the year-ago quarter. Declining revenues resulted from reduced point-to-point services such as channel and certain transponder services, the effects of the competitive environment, primarily for services in Africa, and reduced revenue from consumer broadband services in North America, all trends that were discussed in our fourth quarter 2014 commentary.

First Quarter Highlights and Business Trends:

•	Intelsat received a multi-year, multi-transponder renewal from Compania Anonima National Telefonos de Venezuela (“CANTV”), for services that will migrate from Intelsat 1R to the first satellite in our next generation Intelsat EpicNG platform, Intelsat 29e. Intelsat’s satellite services provide an essential part of the CANTV telecommunications infrastructure, supporting applications such as cellular backhaul, enterprise networks, oil and gas, and government.

•	Maritime broadband networks are forecasted to be a growing source of demand for commercial satellite capacity. Intelsat renewed an existing agreement for services on four satellites with the leading provider of maritime broadband services, Airbus Defense and Space, under which Airbus will migrate to our high performance Intelsat EpicNG capacity as it comes into service.

On a global basis, growth opportunities for our network services business include increased demand for aeronautical and maritime mobility applications, and high throughput capacity for fixed and mobile broadband applications for telecommunications providers and enterprise networks. The launches of Intelsat 29e, Intelsat 34, Intelsat 32e and Intelsat 33e, expected to enter service over the course of 2016 and early 2017, are designed to provide necessary growth capacity for these applications.

Intelsat S.A.

Quarterly Commentary

1Q 2015

Media

Our media business applications generated revenue of $225 million in the first quarter of 2015, a $3 million, or 1 percent, increase from the year-ago quarter. Revenue increases from the entry into service of Intelsat 30 were offset somewhat by the receipt of a non-recurring termination fee in the first quarter of 2014 for which there was no similar fee in 2015, reduced occasional use (“OU”) contribution services and the effects of currency fluctuations, primarily with respect to our revenue from Russia and Brazil.

First Quarter Highlights and Business Trends:

New business in the quarter was driven primarily by new and renewing contracts related to Intelsat’s media distribution neighborhoods in Africa and the Indian Ocean region.

•    Sentech, a South African provider of telecommunications and broadcasting services, increased its capacity and extended its commitments on the Intelsat 20 satellite, Intelsat’s leading direct-to-home (“DTH”) and video distribution neighborhood at 68.5º E. The capacity allows Sentech to continue to build its media and broadband infrastructure services at that orbital location.

•    BT renewed and expanded services on five Intelsat satellites, including services spanning Asia, Latin America and Europe. Intelsat’s services are used by BT for media distribution and contribution, corporate networking and government services for end users operating on a global basis.

•    In addition to satellite capacity, many of Intelsat’s media customers rely upon Intelsat to provide teleport services, allowing them to add resilience and cost efficiency to their broadcast distribution infrastructure. In the first quarter, Discovery Communications, LLC expanded its use of services from one of Intelsat’s North American teleport facilities.

Given the high fill rates on our most popular video neighborhood satellites, the next growth catalyst for our media business is the launch of Intelsat 31, a satellite expected to launch in 2016 and enter service in the second quarter of 2016, with a customized Ku-band payload in support of DIRECTV® Latin America.

Intelsat S.A.

Quarterly Commentary

1Q 2015

Government

Sales to government customers generated revenue of $95 million in the first quarter of 2015, a $14 million, or 13 percent, decrease from the year-ago quarter. Overall, the decline reflects the effect of troop withdrawals, reduced U.S. government budget spend and consolidations of government customer requirements, resulting in fewer contract renewals or renewals with lower unit requirements. Revenue declines were heavily weighted to on-network services.

The current proportion of on-network services as a percentage of total government revenue is 57 percent, as compared to the first quarter of 2014, where the proportion was 61 percent.

First Quarter Highlights and Business Trends:

•	A number of sizeable renewals were received in the first quarter, the largest being for services provided on third-party satellites. The overall volume of renewals is in line with our expectations for 2015.

•	IGC executed a three satellite, multi-transponder, multi-year agreement with a global provider of mobility services. The customer, benefiting from the reach of the Intelsat fleet, will incorporate the capacity into its global infrastructure to provide services to its users across two ocean regions and five continents.

As we move forward in 2015, our current view is that our government business will continue to be affected by reduced defense spending as compared to prior years. Visibility remains limited, with the pace of RFP issuance and subsequent awards remaining slow.

Fleet and Operations Update

Station-kept transponders were relatively unchanged at 2,200 units at the end of the first quarter; utilization was at 75 percent. There were no significant fleet changes in the quarter.

Intelsat currently has twelve satellites in the concept, design and manufacturing stages.

At present, we expect to launch one satellite in 2015, Intelsat 34, a satellite supporting media applications in South America and mobility services over the North Atlantic, assigned to an Arianespace launcher; we expect this satellite to enter into service by early 2016. Intelsat 31, a second satellite to be used primarily by DIRECTV® Latin America, is currently expected to launch on a Proton launcher in the first quarter of 2016 and enter into service in the second quarter of 2016. The next generation Intelsat EpicNG program begins with the Intelsat 29e satellite, which is currently scheduled to launch on an Arianespace rocket in the first quarter of 2016 and expected to enter into service in mid-2016.

Intelsat S.A.

Quarterly Commentary

1Q 2015

Details related to our satellite programs in the concept, design and manufacturing stages are noted below and are subject to change. Please note that our disclosure now reflects our estimated launch date, as opposed to the previously provided earliest estimated launch date. In addition, we have added disclosure indicating the estimated in-service date, at which point in-orbit testing is complete and the satellite is ready to serve customers.

In addition to these planned satellites, Intelsat 32e and Intelsat 38 are custom payloads being built for us on third-party satellites and will not require capital expenditure. Intelsat 32e will be located at 43.1°W; the satellite is planned for launch in the first half of 2016. A launch date is not yet set for Intelsat 38, which will be located at 45ºE.

Intelsat S.A.

Quarterly Commentary

1Q 2015

First Quarter Financial Performance

Revenue

Effective first quarter 2015, on-network services are comprised primarily of services delivered on our owned network infrastructure, as well as commitments for third-party capacity, generally long-term in nature, that we integrate and market as part of our owned infrastructure. In the case of third-party services in support of government applications, the commitments for third-party capacity are shorter and matched to the government contracting period, and thus remain classified as off-network services. Off-network services can include transponder services and other satellite-based transmission services, such as mobile satellite services (“MSS”), which are sourced from other operators, often in frequencies not available on our network. Under the category Off-Network and Other Revenues, we also include revenues from consulting and other services. In addition, effective first quarter 2015, certain revenues have been reclassified between transponder services and managed services across our customer sets in order to better reflect the nature of the underlying business.

A supplemental schedule of historical revenues was prepared for the periods 2013-2014 by quarter and full year that reflects the above classification changes. The supplemental schedule is attached to this quarterly commentary.

At $602 million, total company revenue declined $27 million, or 4 percent, as compared to the first quarter of 2014.

On-network services of $552 million decreased by $22 million, or 4 percent. Transponder services of $441 million declined by $12 million, or 3 percent, most of which was due to reduced services sold to network services customers in the North America, Europe and Africa regions. The decline in transponder services also reflects a decrease in revenue from capacity sold for government applications to customers primarily in the North America region. Managed services declined to $99 million, or 6 percent, largely due to lower sales of occasional use services to media customers and reduced capacity sold for government applications. Channel services declined by $4 million, to $12 million.

Intelsat S.A.

Quarterly Commentary

1Q 2015

Off-network and other revenues of $50 million declined by $4 million, or 8 percent. Transponder, Mobile Satellite Services (“MSS”) and other off-network services decreased by a total of $3 million, largely due to a decline in sales of third-party off-network transponder services and MSS capacity, both of which are primarily related to government applications. Satellite-related services declined by $2 million, primarily due to decreased revenue from flight operations professional services.

Expenses

Direct costs of revenue, excluding depreciation and amortization, was $84 million in the first quarter of 2015, constituting less than a one percent decline as compared to the prior year quarter. The decrease was mainly comprised of a $2 million reduction in the cost of third-party capacity purchased related to lower sales of such services for government applications, offset by an increase in other direct costs of revenue. At $55 million, selling, general and administrative expenses in the first quarter increased by $8 million as compared to the prior year period, primarily due to increased bad debt expense of $5 million in the first quarter of 2015, as compared to a $3 million credit in the first quarter of 2014 as a result of the recovery of previously reserved balances.

Interest expense, net, was $226 million in the first quarter of 2015, a decrease of $15 million, or 6 percent, as compared to the prior year period. The decline was primarily the result of debt reduction activities in 2014.

At $4 million, other expense, net for the first quarter of 2015, as compared to $0.4 million, other income, net for the three months ended March 31, 2014. The difference was primarily due to an increase in exchange rate losses mainly related to our business conducted in Brazilian reais.

Provision for income taxes was $8 million as compared to a benefit from income taxes of $5 million for the first quarter of 2014. The difference was principally due to the recognition of previously unrecognized tax benefits in the first quarter of 2014 as a result of the conclusion of a U.S. Internal Revenue Service audit.

Adjusted EBITDA

Adjusted EBITDA for the period was $470 million, or 78 percent of revenue, as compared to $506 million, or 80 percent of revenue, in the first quarter of 2014. Our performance on this metric reflects reduced revenue and modestly increased expenses reflecting a return to more normalized bad debt experience, as compared to a credit in the like quarter of 2014, as well as an increase in foreign exchange expense primarily related to our revenues in Brazil.

Earnings

Net income attributable to Intelsat S.A. was $55 million, or $0.47 per diluted common share, for the first quarter. Adjusted net income attributable to Intelsat S.A.[1] was $81 million for the first quarter of 2015, compared to $107 million in adjusted net income attributable to Intelsat S.A. for the same period in 2014. Adjusted diluted net income per common share[1] was $0.69 for the first quarter of 2015, compared to $0.92 for the same period in 2014.

Intelsat S.A.

Quarterly Commentary

1Q 2015

Cash Flows

During the first quarter of 2015, net cash provided by operating activities was $386 million. This included $43 million in customer prepayments received in the first quarter. Cash interest paid in the first quarter was $95 million, with relatively higher interest payments due in the second and fourth quarters of the year as compared to the first and third quarters; $19 million of interest was capitalized during the first quarter.

Capital expenditures were $187 million, resulting in free cash flow from operations of $199 million for the first quarter of 2015.

Our ending cash balance at March 31, 2015, was $259 million.

2015 Outlook

Intelsat reaffirmed its revenue and capital expenditures guidance issued in February 2015.

We continue to expect full year 2015 revenue of $2.330 billion to $2.380 billion and Adjusted EBITDA of $1.81 billion to $1.86 billion.

Capital Expenditure Guidance was unchanged:

Guidance	FY 2015	FY 2016	FY 2017
Capital Expenditures	$775M - $850M	$625M - $700M	$725M - $825M
Customer Prepayments	$125M - $150M	$0M - $25M	$0M

Our capital expenditure guidance includes capitalized interest. Customer prepayments guidance reflects only that which is contracted at the quarter end. The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

The net number of transponder equivalents is expected to increase by a compound annual growth rate (CAGR) of 7.5 percent as a result of the satellites entering service between January 1, 2015 and December 31, 2017, with the growth weighted to later in the period. This aligns to the launches of the Intelsat EpicNG high throughput satellites, the first two of which enter service in mid-2016 and 2017.

Stephen Spengler, Chief Executive Officer, Intelsat S.A.

Michael McDonnell, Executive Vice President and Chief Financial Officer, Intelsat S.A.

[1]	In this quarterly commentary document, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA (or AEBITDA), free cash flow from operations and related margins, adjusted net income and adjusted net income per diluted common share included in this commentary are non-GAAP financial measures. Please see the consolidated financial information found in our earnings release and available on our website for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Intelsat S.A.

Quarterly Commentary

1Q 2015

Safe Harbor Statement

Statements in this quarterly commentary and certain oral statements made from time to time by our representatives constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this quarterly commentary, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our expectation that our media business will benefit in the near to mid-term from the launch of three satellites that serve our video neighborhoods; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance, including in our different customer sets, and Adjusted EBITDA performance in 2015; our capital expenditure and customer prepayment guidance for 2015 and the next several years; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; our expectations as to the level of our cash tax expenses over the next several years; our debt repayment guidance for 2015; and our belief that as we execute on our initiatives, we will build the inventory and service capabilities to allow us to capture future growth, including in emerging opportunities that we believe represent larger and more sustainable markets for our services.

Forward-looking statements reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2014 and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

INTELSAT S.A.

Revenue by Service Type

(Unaudited)

(Adjusted to reflect classification changes to On- and Off-Network Revenue and Transponder Services and Managed Services)

(in thousands)

	Three Months Ended March 31, 2013	Three Months Ended June 30, 2013	Three Months Ended September 30, 2013	Three Months Ended December 31, 2013	Twelve Months Ended December 31, 2013	Three Months Ended March 31, 2014	Three Months Ended June 30, 2014	Three Months Ended September 30, 2014	Three Months Ended December 31, 2014	Twelve Months Ended December 31, 2014
On-Network Revenues
Transponder services	$472,719	$469,249	$465,956	$465,268	$1,873,192	$453,115	$439,320	$439,861	$447,161	$1,779,457
Managed services	100,380	103,363	104,936	102,447	411,126	105,202	105,787	102,600	101,680	415,269
Channel	19,165	18,654	17,471	16,833	72,123	15,859	15,142	14,523	13,146	58,670

Total on-network revenues	592,264	591,266	588,363	584,548	2,356,441	574,176	560,249	556,984	561,987	2,253,396
Off-Network and Other Revenues
Transponder, MSS and other off-network services	50,452	52,270	51,901	46,659	201,282	43,621	43,761	40,984	43,271	171,637
Satellite-related services	12,411	10,267	11,580	11,642	45,900	11,093	11,739	10,657	13,864	47,353

Total off-network and other revenues	62,863	62,537	63,481	58,301	247,182	54,714	55,500	51,641	57,135	218,990

Total	$655,127	$653,803	$651,844	$642,849	$2,603,623	$628,890	$615,749	$608,625	$619,122	$2,472,386

(Certain totals may not add due to the effects of rounding)